UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 81832 / October 5, 2017

Admin. Proc. File Nos. 3-17999

In the Matter of

A.C. SIMMONDS AND SONS, INC.,
GAME PLAN HOLDINGS, INC., and
HASHINGSPACE CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by A.C. Simmonds and Sons, Inc., Game Plan
Holdings, Inc., or HashingSpace Corp. and the Commission has not chosen to review the
decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to A.C. Simmonds and Sons, Inc., Game Plan Holdings,
Inc., and HashingSpace Corp.[2] The order contained in that decision is hereby declared final.
The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of

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[1]   17 C.F.R. § 201.360(d).

[2]   *A.C. Simmonds and Sons, Inc., Joshua Gold Res., Inc. (f/k/a Enhanced Energy Sols., Inc.),
Game Plan Holdings, Inc., and HashingSpace Corp.,* Initial Decision Release No. 1154 (July 14,
2017), 117 SEC Docket 03, 2017 WL 3000750. The Central Index Key numbers are: 1554594
for A.C. Simmonds and Sons, Inc.; 1456090 for Game Plan Holdings, Inc.; and 1578731 for
HashingSpace Corp.

1934, the registrations of each class of registered securities of A.C. Simmonds and Sons, Inc., Game Plan Holdings, Inc., and HashingSpace Corp. are hereby revoked. The revocation is effective as of October 6, 2017.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of

A.C. Simmonds and Sons, Inc.,
Joshua Gold Resources, Inc.
  (f/k/a Enhanced Energy
  Solutions, Inc.),
Game Plan Holdings, Inc., and
HashingSpace Corp.

Initial Decision of Default
July 14, 2017

Appearance: Neil J. Welch, Jr., for the Division of Enforcement,
                Securities and Exchange Commission

Before: Cameron Elliot, Administrative Law Judge

SUMMARY

This initial decision revokes the registrations of the registered securities of the remaining Respondents, A.C. Simmonds and Sons, Inc., Game Plan Holdings, Inc., and HashingSpace Corp.,[1] due to their failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On May 24, 2017, the Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that Respondents each have a class of securities

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[1]   This initial decision does not apply to Joshua Gold Resources, Inc. (f/k/a Enhanced Energy Solutions, Inc.), which has settled the proceeding. Exchange Act Release No. 80995, 2017 SEC LEXIS 1896 (June 21, 2017).

registered with the Commission pursuant to Exchange Act Section 12(g) and are delinquent in their periodic filings. Respondents were served with the OIP by June 12, 2017, and their answers were due by June 26, 2017. Admin. Proc. Rulings Release No. 4892, 2017 SEC LEXIS 1962 (ALJ June 27, 2017). Following Respondents' failures to timely file answers, I ordered them to show cause by July 10, 2017, why the registrations of their securities should not be revoked by default due to their failures to file answers or otherwise defend this proceeding. *Id.* To date, Respondents have failed to file answers, respond to the show cause order, or otherwise defend this proceeding.

FINDINGS OF FACT

Respondents are in default for failing to file answers or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

A.C. Simmonds and Sons, Inc., Central Index Key (CIK) No. 1554594, is a revoked Nevada corporation located in King City, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2014, which reported a net loss of $995,099 for the prior nine months. As of May 17, 2017, the company's stock was quoted on OTC Link operated by OTC Markets Group Inc. ("OTC Link"), had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Game Plan Holdings, Inc., CIK No. 1456090, is a Nevada corporation located in Boston, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2014, which reported a net loss of over $1.04 million for the prior nine months. As of May 17, 2017, the company's stock was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

HashingSpace Corp., CIK No. 1578731, is a revoked Nevada corporation located in Scarborough, Maine, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended May 31, 2015, which reported a net loss of $31,384 for the prior twelve months. As of May

17, 2017, the company's stock was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to their repeated failures to timely file periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports. Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. Compliance with these reporting requirements is mandatory. *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). Respondents failed to timely file periodic reports. As a result, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend its registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

3

Respondents' failures to file required periodic reports are serious because the failures constitute violations of a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Gateway Int'l Holdings, Inc.*, 2006 SEC LEXIS 1288, at *26. The reporting requirements are the primary tool that Congress "fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations" in the sale of securities. *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534, at *12 (July 5, 2006) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (failing to file seven required periodic reports due over a two-year period is recurrent); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance. Even if Respondents did not receive such letters due to their failures to maintain valid addresses on file with the Commission as required by Commission rules, the other factors weigh in favor of revocation, and scienter is not necessary to establish grounds for revocation. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013). In any event, there is no indication that their violations were inadvertent or accidental. *Id.* Finally, Respondents have not answered the OIP or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Respondents' registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities

of Respondents A.C. Simmonds and Sons, Inc., Game Plan Holdings, Inc., and HashingSpace Corp. are hereby REVOKED.[2]

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

Also pursuant to Rule 360, this initial decision will not become final until the Commission enters an order of finality. 17 C.F.R. § 201.360(d). The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. *Id.* If any of these events occur, the initial decision shall not become final as to that party. *Id.*

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Cameron Elliot
Administrative Law Judge

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[2] This order applies to all classes of Respondents' securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.